April 15, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:          eMagin Corp. (the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
Response Letter submitted July 27, 2009
File No. 333-160147

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 11, 2010, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

1.
We note that you have not included updated financial information for your most recently completed fiscal year.  Please tell us whether you are aware of any negative or positive material differences or trends with respect to your most recently completed fiscal year and quarter as compared to the results and trends that you currently disclose.  Likewise address material positive and negative developments since the end of your last fiscal year.

Response:

The Company has revised the registration statement to include updated financial information for its most recently completed fiscal year.

Executive Compensation, page 39

2.	Please update to provide the compensation disclosure for the year ended December 31, 2009.

Response:

The Company has updated to provide compensation disclosure for the year ended December 31, 2009.

Selling Stockholders, page 53

3.
Please clarify your response to prior comment 1 that “such shares have been exercised under Rule 144.”  Given that Rule 144 does not provide an exemption from registration under the Securities act for the issuer, it is unclear how you believe the exercise transaction was exempt per Rule 144.  If you mean that the securities have been resold in reliance on Rule 144, it is unclear how the selling stockholder satisfied the holding period requirements of Rule 144.

Response:

The Company wishes to clarify and revise its response to prior comment 1. The last sentence to prior comment 1 should read “[t]o that end, the Company further wishes to note that it has eliminated the shares underlying the Kettle Hill warrants from the selling shareholder table of the registration statement as such shares are now eligible for resale under the provisions of Rule 144.”

Please note that the issuance of the warrants was not under any exemption provided by Rule 144. Rather, it was exempt under the provisions of Section 4(2) of the Act. Further, any securities issued upon exercise of the warrants have been (or will be) issued with a restrictive legend. Finally, as such warrants provide for “cashless” exercise, the holding period requirement of Rule 144 would be satisfied under the provisions of Rule 144(d)(3)(ii) since the warrants were issued two years ago.

4.
We note the first table added on page 55 in response to prior comment 1; however, page 27 of your document does not appear to describe a line of credit transaction pursuant to which you issued the stock and warrants as you indicate in the table.  Please reconcile.

Response:

The Company has reconciled its disclosure by revising the first table on page 52 (previously on page 55) to replace the reference to a “line of credit” with “Loan Agreement and Amendments” as consistent with the disclosure on page 25 (previously on page 27).

5.
We note your response to the first bullet of prior comment 2 and your reference to page 27 on page 54.  Please show us clearly how the transactions in which you issued the shares identified in the selling stockholders’ tables of the registration statements that you mention in the table on page 2 of your response letter are reflected in your disclosure on page 27.

Response:

The Company has revised the selling stockholder’s section of the registration section to disclose the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the Company per Item 507 of Regulation S-K.

6.	Regarding the second table on page 55 that you provided in response to comment 4 in our letter to you dated July 17, 2009:

•	Please reconcile your disclosure on pages 5 and 55 regarding the number of shares currently outstanding.

•
Please tell us how you determined that the information in response to the last bullet point of prior comment 1 and in the table at the bottom of page 55 regarding no shares previously registered for resale by the selling stockholders is accurate.  We note for example, the registration statement you filed on August 18, 2006.

Response:

The Company has reconciled its original disclosure on page 5 and 52 (previously on page 55) regarding the number of shares currently outstanding and has provided additional disclosure on page 52 (previously on page 55) for clarification.

With respect to the table provided in response to the last bullet point of prior comment 1 and in the table at the bottom of page 55 regarding no shares previously registered for resale by the selling stockholders, the Company had conducted a review of prior registration statements filed by the Company, and inadvertently overlooked registration statement no. 333-136748 from its prior response. Accordingly, the Company has revised its disclosure to include the shares previously registered on behalf of Iroquois Master Fund Ltd. in connection with Registration No. 333-136748.

Selling Stockholder	Number of Securities Registered for Resale	File Number	Date of Registration Statement	Reason for Withdrawal
Moriah Capital L.P.	None	333-145697	8/24/2007
This registration Statement was withdrawn on December 26, 2007 in order to allow management to focus its attention on, and clear comments to, the other Registration Statement on Form S-1 (File # 333-144865) that it had on file with the SEC at that time,

Iroquois Master Fund Ltd.	None	333-145697	8/24/2007
This registration Statement was withdrawn on December 26, 2007 in order to allow management to focus its attention on, and clear comments to, the other Registration Statement on Form S-1 (File # 333-144865) that it had on file with the SEC at that time,

Moriah Capital L.P.	None	333-150511	4/29/2008
This registration Statement was withdrawn on May 27, 2009 in order to amend, supplement and consolidate the filing as a result of the significant period of time during which the Company was addressing the SEC’s comments in connection with file # 333-144865. Therefore the company believed that withdrawing this registration statement and filing a new registration statement was in the best interest of the Company and its shareholders.

Iroquois Master Fund Ltd.	None	333-150511	4/29/2008
This registration Statement was withdrawn on May 27, 2009 in order to amend, supplement and consolidate the filing as a result of the significant period of time during which the Company was addressing the SEC’s comments in connection with file # 333-144865. Therefore the company believed that withdrawing this registration statement and filing a new registration statement was in the best interest of the Company and its shareholders.

Iroquois Master Fund Ltd.	130,769 (i)	333-136748	8/18/2006	Not applicable.

(i) Shares reflect the Company's 1 for 10 reverse stock split that was effective as of November 30, 2006.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman, Esq.
___________________________
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer

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